Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
InvenTrust Properties Corp.:

We consent to the incorporation by reference in the registration statements (No. 333-205098 and No. 333-199234) on Form S-8 and (No. 333-172862) on Form S-3 of InvenTrust Properties Corp. (formerly known as Inland American Real Estate Trust, Inc.) of our report dated February 21, 2020, with respect to the consolidated balance sheets of InvenTrust Properties Corp. as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes and financial statement schedule III (collectively, the "consolidated financial statements"), which report appears in the December 31, 2019 annual report on Form 10-K of InvenTrust Properties Corp.

/s/ KPMG, LLP

Chicago, Illinois
February 21, 2020